# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PLURI INC., CIK 0001158780
CUSIP: 72942G203
Title of class of securities: Common Shares, par value $0.00001 per share
Address of issuer's principal executive offices: MATAM Advanced Technology Park,, Building No. 5, Haifa, Israel (L3), 3508409
Date of event which requires filing of this statement: 04/27/2023
Filed by CIK 0001402539
Persons authorized to receive notices and communications: Yaky Yanay, c/o Pluri Inc., MATAM Advanced Tech. Park Building No. 5, Haifa, Israel (L3), 3508409, 972747108600

## Reporting persons
- Yaky Yanay (CIK 0001402539): type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); source of funds: other (OO); sole voting power 484,866; shared voting power 0; sole dispositive power 484,866; shared dispositive power 0; aggregate amount beneficially owned 484,866 (6% of the class)
  Comment: (1) Includes (i) 229,353 common shares, par value $0.00001 per share (the "Common Shares"), of Pluri Inc. (the "Issuer") issuable upon the exercise of options exercisable within 60 days of May 20, 2025; (ii) 22,737 Common Shares issuable upon vesting of restricted stock units ("RSUs") within 60 days of May 20, 2025; and (iii) 836 Common Share which are owned by Yaacov Yanay Management Ltd., of which Mr. Yaky Yanay (the "Reporting Person") indirectly owns 100%.
  
  (2) Based on a total of 7,832,601 Common Shares of the Issuer outstanding as of May 20, 2025, as reported by the Issuer to the Reporting Person.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value $0.00001 per share
Name of issuer: PLURI INC.
Address of issuer's principal executive offices: MATAM Advanced Technology Park,, Building No. 5, Haifa, Israel (L3), 3508409

## Item 2. Identity and Background
Name of person filing: Yaky Yanay
Residence or business address: The Reporting Person's business address is MATAM Advanced Technology Park, Building No. 5, Haifa, 3508409 Israel.
Present principal occupation or employment: The principal occupation of the Reporting Person is serving as the President, Chief Executive Officer and a Director of the Issuer. The business address of the Issuer is MATAM Advanced Technology Park, Building No. 5, Haifa, 3508409 Israel. The principal business of the Issuer is biotechnology company with an advanced cell-based technology platform.
Criminal convictions in the last five years: The Reporting Person has not, during the past five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours).
Civil proceedings (securities laws) in the last five years: The Reporting Person has not, during the past five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the State of Israel.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
"Item 3. Source and Amount of Funds or Other Consideration" is being amended and restated by this Amendment No. 1 as follows:

The Common Shares to which this statement relates are those held directly by the Reporting Person, those issuable upon the exercise of options and vesting of RSUs held by the Reporting Person and those beneficially owned by the Reporting Person through an indirect wholly owned entity.

## Item 4. Purpose of Transaction
Purpose of transaction:
"Item 4. Purpose of Transaction" is being amended and restated by this Amendment No. 1 as follows:

All of the Issuer's securities directly and beneficially owned by the Reporting Person were acquired for investment purposes and in consideration for the Reporting Person's services as an executive officer and Director of the Issuer.

In pursuing these purposes, the Reporting Person may further purchase, hold, trade, dispose or otherwise deal in securities of the Issuer. The Reporting Person has no current plans or proposals which relate to or would result in (a) an acquisition by any person of additional securities of the Issuer, or the disposition by any person of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions with may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated herein. The Reporting Person may, at any time and from time to time, review or reconsider his position and formulate plans or proposals with respect thereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person beneficially owns 484,866 Common Shares, representing approximately 6.0% of the outstanding Common Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person is deemed to hold sole voting and dispositive power over 484,866 Common Shares of the Issuer.
Transactions in the class effected during the past sixty days: The Reporting Person has not effected any transactions in the Common Shares in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
"Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer" is being amended and restated by this Amendment No. 1 as follows:

There are no present contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person, and any other person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
"Item 7. Material to Be Filed as Exhibits" is being amended and restated by this Amendment No. 1 as follows:

None.

## Signatures
- Yaky Yanay: /s/ Yaky Yanay, Yaky Yanay (05/20/2025)